The Law Office of Stephen E. Rounds
                     4635 East Eighteenth Avenue
                        Denver, CO USA 80220
                  Tel.303.377.6997 Fax 303.377.0231
October 14, 1999

Securities and Exchange Commission
Division of Corporation Finance
450 5th Street NW
Washington, DC 20549

Attn: Small Business Office

Re:  W3 Group, Inc.
     Form 8-A - Upgrade to 12(g) Registration from 15(d) Status
     (33-21546-D)

Dear Sir or Madam:

     Filing. We represent the registrant and file this Form 8-A for registration of the common stock class under section 12(g) of the Securities Exchange Act of 1934. This filing was briefly discussed on a prospective basis with Michael Clampitt on about September 27, 1999.

     Eligibility for Form 8-A. This fiscal year, the registrant has 335 holders of record shares of its common stock. This number has been determined by the registrant pursuant to rule 12g5-1, based on the records provided by its transfer agent. Therefore, the registrant is subject to the mandatory filing obligations of section 15(d) of the Exchange Act (see the third sentence of section 15(d)). The registrant originally filed its registration statement in the Denver office of the Commission in 1989 (SEC File No. 33-21546-D). The registrant now elects to upgrade its reporting status to full 12(g) registration.

     The registrant is current in filing all of the reports required to be filed by it under section 13 pursuant to its reporting obligation under section 15(d).


     Imminent Delisting from OTCBB. The registrant faces delisting as of Wednesday, October 20, 1999, unless the registrant is registered under section 12(g) by noon on that date. Your expedited issue of the 1934 Act "000-" file number will be appreciated. Please send the notice directly to this office.

     Please feel free to contact the undersigned by telephone or by fax at your earliest convenience if the staff has any questions about this filing.
Thank you.

                              Yours Sincerely,

                              /s/ Stephen E. Rounds
                              Stephen E. Rounds

SER/ndz
cc:  W3 Group, Inc.

              SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549

                            FORM 8-A

       FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
            PURSUANT TO SECTION 12 (b) OR (g) OF THE
                SECURITIES EXCHANGE ACT OF 1934

                         W3 Group, Inc.
    (Exact name of registration as specified in its charter)

           Colorado                            84-1108035
  (State of Incorporation)          (I.R.S. Identification No.)

            444 Madison Avenue, Suite 1710, New York, NY 10022

              (Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

     Title of each class                Name of each exchange on
     to be so registered                which each class is to be
                                        registered

        None                                       None

     If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General
Instruction A.(c)(a), please check the following box.       [  ]

     If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2),
please check the following box.    [  ]

     Securities to be registered pursuant to Section 12(g) of the
Act:

                   Common Stock, No Par Value
                        (Title of Class)

           INFORMATION REQUIRED IN REGISTRATION STATEMENT

The registrant has more than 300 holders of record of shares of its common stock. This number has been determined by the registrant pursuant to rule 12g5-1, based on the records provided by its transfer agent. Therefore, the registrant is subject to the mandatory filing obligations of section 15(d) of the Exchange Act. The registrant (formerly named Concorde Strategies Group, Inc.) originally filed its registration statement in the Denver office of the Commission in 1989 (SEC File No. 33-21546-D). The registrant now elects to upgrade its reporting status to full 12(g) registration.

The registrant is current in filing all of the reports required to be filed by it under section 13 pursuant to its reporting obligation under section 15(d).

Item 1.   Description of Registrant's Securities to be Registered

     (a) Capital Stock. Pursuant to its Articles of Incorporation, the Registrant is authorized to issue 600,000,000 shares, of which (i) 500,000,000 are shares of Common Stock, no par value; and 100,000,000 are shares of Preferred Stock, no par value. No class of shares is entitled to preemptive rights of any kind. There are no provisions of the Articles of Incorporation or By-laws which would have an effect of delaying, deferring or preventing a change in control of the Registrant and that would operate only with respect to an extraordinary corporate transaction involving the Registrant (such as a merger, reorganization, tender offer, sale or transfer of all substantially all of its assets, or liquidation).

          Common Stock. Each share of Common Stock entitles the holder thereof to one vote at all meetings of shareholders at which a matter is submitted to a vote of shareholders. Cumulative voting is not permitted. A majority of the shares of Common Stock entitled to vote, represented in person or by proxy, constitutes a quorum at a meeting of shareholders. Except where otherwise required by the Colorado Business Corporation Act, the vote of the holders of a majority of the shares present at a meeting where a quorum is present, is required to approve matters submitted for a vote. Each share of Common Stock entitles the holder thereof, subject to prior rights of holders of any outstanding Preferred Stock, to receive any dividends declared by the board of directors of the Registrant, and in the event of dissolution, liquidation or winding up of the Registrant, to share ratably in assets remaining after creditors (including holders of any Preferred stock, as to liquidation preference) have been paid.

          Preferred Stock. The preferred stock is issuable in one or more series by authority of the board of directors of the Registrant, without shareholder authorization, as to rights to redemption, preference in liquidation, dividends and other matters, as to special, conditional, or limited voting rights (or no voting rights). The Preferred Stock could rank prior to the Common Stock with respect to payment of dividends and the return of capital in the event of dissolution, liquidation or winding up of the Registrant.

          Series B Convertible Preferred Stock. The holders of shares of Series B Convertible Preferred Stock have no voting rights whatsoever, either separately or as a class, and no holder of Series B Convertible Preferred Stock shall vote or otherwise participate in any proceedings in which actions are taken by the Registrant or by stockholders thereof or be entitled to notification as to any meeting of the board of directors or stockholders. No dividend shall be declared or paid or any other distribution declared, ordered or made upon the Series B Convertible Preferred Stock. Each share of Series B Convertible Preferred Stock is convertible into .0416 shares of Common Stock at the election of the holder thereof at any time after October 15, 1998, but before the close of business on October 14, 2002.

     (b)  Debt Securities.  Not applicable.

     (c)  Warrants and Rights.
          Common Stock Purchase Warrants. Each Warrant entitles the holder thereof to purchase one share of Common Stock at a price of $6.00 per share at any time commencing on October 1, 1999 and prior to 5:00 p.m. Eastern Time on October 1, 2001. The Company may extend the exercise period by giving notice of such extension. The Warrants are redeemable by the Company at any time after issuance and prior to their expiration at a rate of $.001 per Warrant, upon 30 days prior written notice, in the event (.i) a Registration Statement registering for sale under the Securities Act of 1933, as amended (the "Act"), the shares of the Company's Common Stock issuable upon exercise of the Warrant, has been filed with the Securities and Exchange Commission and is in effect on the date of written notice and the redemption date herein, (ii) there has been developed and exists on the date of written notice a public trading market for the Company's
Common Stock and such shares are listed for quotation on the NASDAQ Stock Market or OTC Electronic Bulletin Board, and (iii) the public trading price of the Company's Common Stock has equaled or exceeded $7.50 per share for ten (10) or more consecutive trading days ending on the tenth day prior to the day on which the notice of redemption is given. On each occasion that the Company elects to exercise its rights of redemption, the Company must mail such written notice within ten (10) days following the satisfaction of all of the foregoing conditions. The holders of the Warrant called for redemption shall have the right to exercise the Warrants evidenced hereby until close of business on the date next preceding the date fixed for redemption. On or after the date fixed for redemption, the holder hereof shall have no rights with respect to this Warrant except the right to receive $.001 per Warrant upon surrender of the Warrant.

          Series B Convertible Stock Purchase Warrants. Each Warrant entitles the holder thereof to purchase one share of Series B Convertible Preferred Stock at a price of $3.00 per share at any time after August 1, 1999, and prior to 5:00 p.m. Eastern Time on February 1, 2002. The Company may extend the exercise period by giving notice of such extension. The Warrants are redeemable by the Company at any time after thirteen months after issuance and prior to their expiration at a rate of $.05 per Warrant, upon 30 days prior written notice, provided that the closing sale price of the Series B Convertible Preferred Shares as reported on the OTC Electronic Bulletin Board shall have been at least $4.80 (160 per cent of the exercise price of the Warrants) on each of the 20 consecutive days ending on the tenth day prior to the day on which the notice of redemption is given. Warrants may be exercised during the 30 day notice period.

     (d)  Other Securities.  Not applicable.

     (e)  Market Information.
          The number of record shareholders for the Company's Common Stock is 335 and for its Series B Convertible Preferred Stock is 39. There currently are 9 market makers for the Company's Common Stock and 13 market makers for its Series B Convertible Preferred Stock.

The following tables show for the periods indicated the range of high and low bid quotes for the Common Stock and Series B Convertible Preferred Shares obtained from the OTC Electronic Bulletin Board and reflect inter-dealer prices, do not include retail mark-ups, mark-downs, or other fees or commissions, and may not necessarily represent actual transactions.

COMMON STOCK TRADING HISTORY (Since March 24, 1997)

Fiscal 1997                             High      Low
Quarter ended March 31, 1997            $0.6250        $0.3750
Quarter ended June 30, 1997             $0.8750        $0.8125
Quarter ended September 30, 1997        $2.0000        $0.6250
Quarter ended December 31, 1997         $1.9375        $1.3437


Fiscal 1998
Quarter ended March 31, 1998            $1.5625        $0.6250
Quarter ended June 30, 1998             $1.0000        $0.4375
Quarter ended September 30, 1998        $0.7500        $0.0313
Quarter ended December 31, 1998         $0.1875        $0.0313

Fiscal 1999
Quarter ended March 31, 1999            $0.6250   $0.0400
Quarter ended June 30, 1999             $0.5000   $0.1563
Quarter ended September 30, 1999        $0.3125   $0.1000

SERIES B CONVERTIBLE PREFERRED SHARE TRADING HISTORY (Since
December 4, 1997)

Fiscal 1997                             High           Low
Quarter ended December 31, 1997         $0.3125        $0.8750

Fiscal 1998
Quarter ended March 31, 1998            $4.7500        $0.4375
Quarter ended June 30, 1998             $5.0625        $4.1250
Quarter ended September 30, 1998        $5.1250        $0.4375
Quarter ended December 31, 1998         $1.8750        $1.0625

Fiscal 1999
Quarter ended March 31, 1999            $6.0625   $1.5500
Quarter ended June 30, 1999             $6.1250   $2.1250
Quarter ended September 30, 1999        $6.3125   $1.0625

     (f)  American Depository Receipts.  Not Applicable.

Item 2. Exhibits. (i) The Articles of Incorporation (as amended) and the By-Laws of the Registrant are incorporated by reference from the Registrant's Registration Statement on Form S-18, filed under the name of Unified Industries, Inc., Commission File Number 33-21546-D.
                    (ii) Articles of Amendment to the Articles of Incorporation filed with the State of Colorado
                    (iii) Form of Common Stock Purchase Warrant
                    (iv) Form of Series B Convertible Preferred
Stock Purchase Warrant.

     Pursuant to the requirements of the Securities Act of 1934
Concorde Strategies Group, Inc. has caused this registration statement on Form 8-A to be signed on its behalf by the undersigned, thereto duly authorized.

W3 Group, Inc.

October          ,1999

By:
     P. Richard Sirbu
     Chairman and CEO

EXHIBIT 2.

        Mail to: Secretary of State         For office use only
                         Corporations Section
                       1560 Broadway, Suite 200
                           Denver, CO 80202
                            (303) 894-2251
MUST BE TYPED             Fax  (303) 894-2242
FILING FEE: $25.00
MUST SUBMIT TWO COPIES

                        ARTICLES OF AMENDMENT
Please include a typed          TO THE
self-addressed envelopeARTICLES OF INCORPORATION


   Pursuant to the provisions of the Colorado Business
Corporation Act, the undersigned corporation adopts the following
Articles of Amendment to its Articles of Incorporation:

   First: The name of the corporation is Concorde Strategies
Group, Inc.

   Second: The following amendment to the Articles of Incorporation was adopted on July 24, 1997, as prescribed by the Colorado Business Corporation Act, in the manner marked with an X below:

          No shares have been issued or Directors Elected -
Action by Incorporators

          No shares have been issued but Directors Elected -
Action by Directors

         X     Such amendment was adopted by the board of
directors where shares have been issued             and
shareholder action was not required.  CRS section 7-106-102

          Such amendment was adopted by a vote of the shareholders. The number of shares voted for the amendment was sufficient for approval.

   The text of the Amendment follows:

   There is created out of the authorized class of preferred stock, the Series B Convertible Preferred Stock, for which 1.5 million shares of preferred stock are hereby designated the "Series B Convertible Preferred Stock" with the following rights:
No
voting rights, separately or as a class, unless voting rights are specifically granted under the Colorado Business Corporation Act; No right to notification of meetings of the board of directors or of the shareholders of the Corporation; No dividend shall ever be declared or paid or made upon the Series B Convertible Preferred Stock; Each share of Series B Convertible Preferred Stock is convertible into 1.25 shares of Common Stock of the Corporation, at the election of the holder at any time after October 15, 1998 but before the close of business on October 14, 2002.


Concorde Strategies Group, Inc.


Stephen E. Rounds, Attorney
duly authorized
                                                          Revised
7/95

EXHIBIT 3.  Form of Common Stock Purchase Warrant

Each Warrant entitles the Warrant holder to purchase, commencing upon the Exercise Date, as defined in paragraph 1 of this Certificate, but before 5:00 o'clock p.m. Eastern Standard Time, on the 1st day of October, 2001 ("Expiration Date") but not thereafter, to subscribe for, purchase and receive one (1) fully paid share of Common Stock of Concorde Strategies Group, Inc. , a Colorado Corporation (the "Company"), at a purchase price of six dollars ($6.00) cash per share of Common Stock ("Exercise Price") upon presentation and surrender of this Warrant and upon payment of the Exercise Price for such shares of Common Stock of the Company, at any time after the Exercise Date, but only subject to the conditions set forth herein. The Exercise Price, the number of shares purchasable upon exercise of each warrant, and the Expiration Date are subject to adjustments described herein.
   1. The Warrants may be exercised in whole or in part at any time after October 1, 1999 and prior to 5:00 p.m. Eastern Time on the 1st day of October, 2001 ("Expiration Date"): provided, however, that the Company may extend the Exercise Period of this Warrant by giving notice of such extension.
   2. The Company may extend the Expiration Date for the exercise of this warrant at any time by giving thirty (30) days' written notice thereof to the Warrant holder.
   3. ADJUSTMENTS OF EXERCISE PRICE AND SHARES. In the event the Common Stock issuable upon exercise of the Warrant shall be changed into the same or different number of shares of any class or classes of stock, whether by capital reorganization, reclassification or otherwise, or in the event the Company shall at any time issue Common Stock by way of dividend or other distribution on any stock of the Company, or subdivide or combine the outstanding shares of Common Stock, then in each such event the Holder of the Warrant shall have the right thereafter to execute such Warrant and receive the kind and amount of shares of stock and other securities and property receivable upon such reorganization, reclassification or other change by holders of the number of shares of Common Stock into which such Warrant might have been exercised immediately prior to such reorganization, reclassification or change. In the case of any such reorganization, reclassification or change, the Exercise Price shall also be appropriately adjusted so as to maintain the aggregate Exercise Price. No adjustment of the Exercise Price shall be made as a result of or in connection with (1) the issuance of Common Stock of the Company pursuant to options, warrants and share purchase agreements now in effect or hereafter outstanding or created, (2) the establishment of option plans of the Company, the modification, renewal or extension of any plan now in effect or hereafter created, or the issuance of Common Stock upon exercise of any options pursuant to such plans, (3) the issuance of Common Stock in connection with an acquisition, consolidation or merger of any type in which the Company is the continuing corporation, or (4) the issuance of Common Stock in consideration of such cash, property or service as may be approved by the Board of Directors of the Company.
   4. The Company may, in its sole discretion, lower the purchase price at any time, or from time-to-time. When any adjustment is made in the purchase price, the Company shall cause a copy of such statement to be mailed to the Warrant holder, as of a date within ten (10) days after the date when the purchase price has been adjusted.
   5. REDEMPTION. The Company shall have the right to redeem any or all outstanding and unexercised Warrants evidenced by this Certificate at a redemption price of $.001 per Warrant upon thirty (30) days' written notice in the event (i) a Registration Statement registering for sale under the Securities Act of 1933, as amended (the "Act"), the shares of the Company's Common Stock issuable upon exercise of the Warrant, has been filed with the Securities and Exchange Commission and is in effect on the date of written notice and the redemption date herein, (ii) there has been developed and exists on the date of written notice a public trading market for the Company's Common Stock and such shares are listed for quotation on the NASDAQ Stock Market or OTC Electronic Bulletin Board, and (iii) the public trading price of the Company's Common Stock has equaled or exceeded $7.50 per share for ten (10) or more consecutive trading days ending on the tenth day prior to the day on which the notice of redemption is given. On each occasion that the Company elects to exercise its rights of redemption, the Company must mail such written notice within ten (10) days following the satisfaction of all of the foregoing conditions. The holders of the Warrant called for redemption shall have the right to exercise the Warrants evidenced hereby until close of business on the date next preceding the date fixed for redemption. On or after the date fixed for redemption, the holder hereof shall have no rights with respect to this Warrant except the right to receive $.001 per Warrant upon surrender of this Certificate.








EXHIBIT 4.  Form of Series B Convertible Preferred Stock Purchase
Warrant

Each Warrant entitles the Warrant holder to purchase, commencing upon the Exercise Date, as defined in paragraph 1 of this Certificate, but before 5:00 o'clock p.m. Eastern Standard Time, on the 1st day of February, 2002 ("Expiration Date") but not thereafter, to subscribe for, purchase and receive one (1) fully paid share of Series B Convertible Preferred Stock of Concorde Strategies Group, Inc. , a Colorado Corporation (the "Company"), at a purchase price of three dollars ($3.00) cash per share of Series B Convertible Preferred Stock ("Exercise Price") upon presentation and surrender of this Warrant and upon payment of the Exercise Price for such shares of Series B Convertible Preferred Stock of the Company, at any time after the Exercise Date, but only subject to the conditions set forth herein. The Exercise Price, the number of shares purchasable upon exercise of each warrant, and the Expiration Date are subject to adjustments described herein.
   1. The Warrants may be exercised in whole or in part at any time after August 1, 1999 and prior to 5:00 p.m. Eastern Time on the 1st day of February, 2002 ("Expiration Date"): provided, however, that the Company may extend the Exercise Period of this Warrant by giving notice of such extension.
   2. The Company may extend the Expiration Date for the exercise of this warrant at any time by giving thirty (30) days' written notice thereof to the Warrant holder.
   3. ADJUSTMENTS OF EXERCISE PRICE AND SHARES. In the event the Series B Convertible Preferred Stock issuable upon exercise of the Warrant shall be changed into the same or different number of shares of any class or classes of stock, whether by capital reorganization, reclassification or otherwise, or in the event the Company shall at any time issue Series B Convertible Preferred Stock by way of dividend or other distribution on any stock of the Company, or subdivide or combine the outstanding shares of Series B Convertible Preferred Stock, then in each such event the Holder of the Warrant shall have the right thereafter to execute such Warrant and receive the kind and amount of shares of stock and other securities and property receivable upon such reorganization, reclassification or other change by holders of the number of shares of Series B Convertible Preferred Stock into which such Warrant might have been exercised immediately prior to such reorganization, reclassification or change. In the case of any such reorganization, reclassification or change, the Exercise Price shall also be appropriately adjusted so as to maintain the aggregate Exercise Price. No adjustment of the Exercise Price shall be made as a result of or in connection with (1) the issuance of Series B Convertible Preferred Stock of the Company pursuant to options, warrants and share purchase agreements now in effect or hereafter outstanding or created, (2) the establishment of option plans of the Company, the modification, renewal or extension of any plan now in effect or hereafter created, or the issuance of Series B Convertible Preferred Stock upon exercise of any options pursuant to such plans, (3) the issuance of Series B Convertible Preferred Stock in connection with an acquisition, consolidation or merger of any type in which the Company is the continuing corporation, or (4) the issuance of Series B Convertible Preferred Stock in consideration of such cash, property or service as may be approved by the Board of Directors of the Company.
   4. The Company may, in its sole discretion, lower the purchase price at any time, or from time-to-time. When any adjustment is made in the purchase price, the Company shall cause a copy of such statement to be mailed to the Warrant holder, as of a date within ten (10) days after the date when the purchase price has been adjusted.
   5. REDEMPTION. The Company shall have the right to redeem any or all outstanding and unexercised Warrants at a redemption price of $.05 per Warrant upon thirty (30) days' written notice in the event (i) a Registration Statement registering for sale under the Securities Act of 1933, as amended (the "Act"), the shares of the Company's Series B Convertible Preferred Stock issuable upon exercise of the Warrant, has been filed with the Securities and Exchange Commission and is in effect on the date of written notice and the redemption date herein, (ii) there has been developed and exists on the date of written notice a public trading market for the Company's Series B Convertible Preferred Stock and such shares are listed for quotation on the NASDAQ Stock Market or OTC Electronic Bulletin Board, and (iii) the public trading price of the Company's Series B Convertible Preferred Stock has equaled or exceeded $4.80 per share for twenty (20) or more consecutive trading days ending on the tenth day prior to the day on which the notice of redemption is given. On each occasion that the Company elects to exercise its rights of redemption, the Company must mail such written notice within ten (10) days following the satisfaction of all of the foregoing conditions. The holders of the Warrant called for redemption shall have the right to exercise the Warrants evidenced hereby until close of business on the date next preceding the date fixed for redemption. On or after the date fixed for redemption, the holder hereof shall have no rights with respect to this Warrant except the right to receive $.05 per Warrant.